[LINKBANCORP, INC. LETTERHEAD]

September 9, 2022

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LINKBANCORP, Inc. Registration Statement on Form S-1 (Registration Number 333-267303) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

LINKBANCORP, Inc., a Pennsylvania corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on September 13, 2022 at 4:00 pm, or as soon thereafter as is practicable.

Very truly yours,

/s/ Carl Lundblad
Carl Lundblad
President